Exhibit 2.2

FIRST SUPPLEMENT TO
PURCHASE AND SALE AGREEMENT

This First Supplement to Purchase and Sale Agreement (the "Supplement") is entered into between INTERGEN (NORTH AMERICA), INC., a Delaware corporation ("Seller") and KINDER MORGAN ENERGY PARTNERS, L.P., a Delaware limited partnership ("Buyer") as follows:

WHEREAS, Seller and Buyer have heretofore entered into that certain Purchase and Sale Agreement dated December 15, 2001 (the "PSA") providing for the purchase by Buyer from Seller of Tejas Gas LLC and certain related marketing companies;

WHEREAS, Buyer and Seller now desire to revise, modify and amend certain provisions of the PSA as more particularly provided in this Supplement;

NOW THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained herein, Buyer and Seller agree as follows:

1.   Amendments to the PSA. Buyer and Seller agree that the PSA shall be and hereby is revised, modified and amended as follows:

(a)	The following defined terms in the PSA shall be revised, modified and amended in their entirety to read as follows:

"Base Purchase Price" means $684,534,000, which amount was determined pursuant to the calculation contained in Schedule 1.1(k).

"Effective Date" means January 31, 2002.

"Final True-up Payment" means the final True-up Payment as determined pursuant to the procedures contained in Section 2.4.

"Interconnect Agreement" has the meaning prescribed in Section 4.21.

"True-up Payment" has the meaning prescribed in Section 2.4.

"Purchase Price" means the aggregate purchase price consisting of the Base Purchase Price plus or minus the Final True-up Payment.

(b)	The following defined terms in the PSA shall be deleted:

• "Effective Time Balance Sheet" • "Estimated Purchase Price" • "Estimated Working Capital Payment" • "Final Working Capital" • "Final Working Capital Payment"

• "Statement of Working Capital Calculation" • "Working Capital"

(c)	The list of Schedules to the PSA is hereby amended, revised and modified to (i) add Schedule 1.1(k) and (ii) delete Schedule 2.4.

(d)	Sections 2.2, 2.3 and 2.4 of the PSA are hereby revised, modified and amended in their entirety to read as follows:

"2.2	Purchase Price. In consideration of the sale of the LLC Interests, Buyer shall pay to Seller the Purchase Price, as follows:

(a) At the Closing, Buyer shall pay to Seller the Base Purchase Price.

(b) At the Closing, Buyer shall pay to Seller a payment of $1,206,000 which represents interest on $750,000,000 from January 31, 2002 through the Closing Date at an interest rate of 2.0975%.

(c)

All of the payments referenced in this Section 2.2, and in Sections 2.4, 2.6 and 7.13(c) and in Article 10 shall be made by confirmed wire transfer of immediately available funds to a bank account or accounts to be designated, in writing, by the Party receiving such payment."

2.3	Closing Payments. [This Section is Intentionally Deleted].

2.4	True-up Payment.

(a) Calculation of the True-up Payment.

(i)

The "True-up Payment" shall be the amount calculated as (a) "Trade receivables, net" of the Tejas Companies as of the Effective Date less "Trade payables" of the Tejas Companies as of the Effective Date minus (b) "Trade receivables, net" of the Tejas Companies as of the Closing Date less "Trade payables" of the Tejas Companies as of the Closing Date. For purposes of clarity, Buyer and Seller acknowledge that the "Trade receivables, net" and "Trade payables" as of the Effective Date were such accounts used in the calculation of the Base Purchase Price.

(ii) Not later than sixty (60) days after the Closing Date, Buyer shall deliver to Seller a statement which shall set forth, in reasonable detail, Buyer's calculation of the True-up Payment.

(iii) Buyer agrees to give Seller and its authorized representatives access to its and the Tejas Companies' employees and books and records as is reasonably necessary for purposes of reviewing and verifying Buyer's calculation of the True-up Payment.

(iv)

Buyer and Seller agree that if in the process of calculating the Final True-up Payment, it is determined that the "Trade receivables, net" or "Trade payables" of the Tejas Companies as of the Effective Date were different than the "Trade receivables, net" and "Trade payables" as of the Effective Date used in the calculation of the Base Purchase Price, then such revised accounts will be used in calculating the True-up Payment.

(b)

Dispute Procedures. The True-up Payment (as set forth in Buyer's statement delivered pursuant to Section 2.4(a)(ii) shall become final and binding on Seller and Buyer on the thirtieth (30th) day following the date such statement is received by Seller, unless prior to such date Seller delivers notice to Buyer of its disagreement. Seller's notice shall set forth all of Seller's disputed items together with Seller's proposed changes thereto, including an explanation in reasonable detail of the basis on which Seller proposes such changes.

If Seller has delivered a timely notice of disagreement, then Buyer and Seller shall use their good faith efforts to reach agreement on the disputed items to determine the Final True-up Payment.

If Buyer and Seller have not signed an agreement resolving the disputed items by the sixtieth (60th) day following Seller's receipt of Buyer's statement, then Seller's disputed items shall be submitted to the Independent Accountants for resolution within five (5) Business Days after the end of the foregoing sixty (60) day period. The fees and expenses of the Independent Accountants shall be borne fifty percent (50%) by Seller and fifty percent (50%) by Buyer. In no event shall the Final True-up Payment as determined by the Independent Accountants be more favorable to Buyer than reflected on Buyer's statement as delivered to Seller pursuant to Section 2.4(a)(ii) nor more favorable to Seller than shown in the proposed changes delivered by Seller to Buyer pursuant to its notice of disagreement.

(c)	Binding Effect. If a dispute notice is given by Seller pursuant to Section 2.4(b), the Final True-up Payment shall be deemed determined on the date that the Independent Accountants give notice to Buyer and Seller of their determination with respect to all disputes regarding the calculation thereof, or, if earlier, the date on which Seller and Buyer agree in writing on the amount thereof, in which case the Final True-up Payment shall be calculated in accordance with such determination or agreement, as the case may be. Any determination of the Final True-up Payment by the Independent Accountants shall be final and binding upon Buyer and Seller.

(d)

Payments. If the Final True-up Payment of "Trade receivables, net" less "Trade payables" at the Closing Date exceed "Trade receivables, net" less "Trade payables" at the Effective Date, then Buyer shall pay to Seller such nominal amount, plus interest from (and including) the Closing Date to (but excluding) the date of payment at the Specified Rate. If the Final True-up Payment of "Trade receivables, net" less "Trade payables" at the Effective Date exceeds "Trade receivables, net" less "Trade payables" at the Closing Date, then Seller shall pay to Buyer such amount, plus interest from (and including) the Closing Date to (but excluding) the date of payment at the Specified Rate. Any such payments shall be made within two (2) Business Days of the date the Final True-up Payment is deemed to be finally determined pursuant to Section 2.4(c).

(e)

Not Subject to Certain Limitations. Amounts paid or payable to Buyer pursuant to this Section 2.4 shall not be subject to the Deductible Amount nor shall such amounts be considered in determining whether the limitations set forth in Article 12 on the Losses recoverable by Buyer have been reached."

(e)	The second sentence of Section 2.5 of the PSA is revised, amended and modified in its entirety to read as follows:

"The Asset Allocation shall be revised to the extent that interest accrues or a purchase price adjustment occurs in accordance with the terms of this Agreement."

(f)	The PSA is revised, amended and modified to include a new Section 4.21 as follows:

"4.21 Tenaska/Gateway Agreements. Except for the Amended and Restated Agreement to Construct, Interconnect and Operate Natural Gas Pipeline Facilities between Tejas Gas Pipeline L.P. and Tenaska Gateway Partners, Ltd. dated August 20, 1999 (the "Interconnect Agreement") and, if executed, the Base Contract – Short Term Purchase and Sale of Gas

between Coral Power, LLC and Tejas Gas Pipeline L.P., none of the Tejas Companies has entered into or is a party to any agreement which imposes obligations on the Tejas Companies, including any obligation to make gas deliveries to, or provide gas transportation to Tenaska Gateway Partners, Ltd. in connection with that certain 845 MW electricity generating plant located in Rusk County, Texas, as more particularly described in the Interconnect Agreement and known as the "Tenaska Gateway Power Plant Project."

(g)	Section 7.6(a) of the PSA is revised, amended and modified to include a new subsection (viii) as follows:

"(viii) all contracts and agreements for the purchase or sale of gas included in the "Texas Desk" which have a fixed price component including the contracts and agreements listed in Schedule 7.6(a)(viii) attached hereto."

(h)	The PSA is revised, modified and amended to include a new Section 2.7 as follows:

"2.7	Imbalances.

(a)

If within the twenty-four month period following the Closing, the Company collects exchange gas receivables outstanding as of the Effective Date in excess of $10,514,000, then Buyer agrees (subject to the limitations prescribed in subsection (c) below) to pay such excess to Seller up to an aggregate payment of $3,500,000. Any payment required to be paid by Buyer to Seller pursuant to this Section 2.7(a) shall be paid to Seller within ten (10) days following receipt by the Company of such excess amounts.

(b)

Buyer acknowledges that, if Buyer or any of the Tejas Companies receive a recovery or payment pursuant to or in connection with the cause of action styled Air Liquide America Corporation et al. vs. United States Army Corps of Engineers, et al. which cause of action relates to a project to deepen a portion of the Houston Ship Channel to lower a pipeline, then such recovery or payment shall be paid to Seller up to $3,500,000. Any payment to be made by Buyer to Seller pursuant to this Section 2.7(b) shall be paid to Seller within 10 days following receipt of any recovery or payment under or in connection with such cause of action.

(c) In no event will the payments received by Seller pursuant to Sections 2.7(a) and 2.7(b) exceed $3,500,000 in the aggregate and once such payments equal $3,500,000 in the aggregate, then no further payments will be required from Buyer to Seller under Sections 2.7(a) or (b).

(d)

Neither Buyer nor Seller is herein representing that any of the exchange gas receivables will be collected, however, Buyer agrees to cause the Company to use all reasonable efforts in the ordinary course of its business during the twenty-four month period following the Closing to collect all of the exchange gas receivables."

(i)	Section 7.13(c) of the PSA is hereby amended, revised and modified in its entirety to read as follows:

	"(c)	With respect to certain contracts and agreements which are included in the "Texas Desk" but are Excluded Assets under this Agreement, Buyer and Seller agree as follows:

(i)

Except as set forth in subsection (iv) below, all Financial Agreements relating to the "Texas Desk" shall be terminated or transferred out of the Tejas Companies prior to Closing. Seller shall indemnify and hold harmless Buyer and the Tejas Companies against any Losses arising under Financial Agreements relating to the "Texas Desk," whether terminated or transferred or which remain in the Tejas Companies.

(ii)

With respect to the contracts and agreements referenced in Section 7.6(a)(viii) as Excluded Assets and those additional contracts referenced in Schedule 7.13(c)(ii), Seller shall cause Coral Energy Resources, L.P. or another Seller Affiliate and Buyer shall cause Tejas Gas Pipeline L.P. or another Buyer Affiliate, to perform certain obligations described in Schedule 7.13(c)(ii) relating to purchases and sales of gas under the terms of the contracts and agreements described in Schedule 7.13(c)(ii). Buyer and Seller agree to cooperate in good faith to have Coral Energy Resources L.P. and Tejas Gas Pipeline, L.P. or their other applicable Affiliates, respectively, to enter into a Master Purchase and Sale Agreement and confirmations or other required documentation to evidence such purchase and sale obligations promptly following the Closing and in any event within ten (10) Business Days following the Closing. The obligation of Buyer, Tejas Gas Pipeline L.P. or other Buyer Affiliates to purchase gas or sell gas with respect to the Coral contracts listed on Schedule 7.13(c)(ii) shall not extend beyond the stated term of such contracts as set forth on such schedule, unless otherwise agreed between such parties.

(iii)

Buyer and Seller agree that if it is determined following the Closing that there existed other contracts or agreements in the "Texas Desk" of the nature and type reflected in Schedule 7.13(c)(ii) which if known would have been included on Schedule 7.13(c)(ii), the Parties will cooperate in good faith to enter into similar purchase and sale agreements so that such contracts and agreements shall be addressed in substantially the same manner as the contracts specifically listed on Schedule 7.13(c)(ii).

(iv)

Buyer acknowledges and agrees that certain financial contracts and agreements as referenced on Schedule 7.13(c)(iv) (the "March Contracts") will remain in the Tejas Companies after the Closing even though it is the intent and agreement of the Parties that the benefits and burdens of the March Contracts will be for the account of Coral Energy Holding, L.P. ("Coral"). Buyer agrees to cause the Tejas Companies to administer collections and payments under the March Contracts. On such date as all of the March Contracts have been cash settled, Buyer will determine and will provide written notice to Coral of the settlement of the March Contracts and whether the net aggregate settlement requires a payment from Coral to Buyer or a payment from Buyer to Coral. Any such required settlement amounts shall be paid by Buyer or Seller, as the case may be, within ten (10) days following receipt by Coral of such notice. Buyer and Seller acknowledge that Coral will be a third party beneficiary of this Section 7.13(iv) and, in such capacity, will have the direct ability to enforce such provisions.

	(v)	The indemnification and payment obligations of Seller in this Section 7.13(c) shall survive the Closing and shall not be subject to the limitations contained in Section 12.1(c)."

(j)	The first sentence of Section 7.14 of the PSA is amended, revised and modified to read as follows:

"For a period of one year after the Closing Date (the "Collection Period"), Buyer agrees to use Reasonable Efforts to collect the accounts receivable of the Tejas Companies, which as of the Effective Date had been outstanding for in excess of thirty (30) days (the "Aged Accounts Receivable") in accordance with the billing and collection practices of the Buyer, except that Buyer shall be under no obligation to commence litigation to effect collection, unless Seller shall have specified in writing to reimburse Buyer for any Losses related to such litigation."

(k)	Article XI of the PSA is hereby amended, revised and modified to include a new Section 11.11 as follows:

"11.11  Post Effective Business. Notwithstanding the foregoing provisions of this Article 11 or any other provision in this Agreement to the contrary, Buyer and Seller acknowledge and agree that Buyer will include in its Tax Returns all gains and losses from the ordinary business operations of the Tejas Companies from and after the Effective Date but specifically excluding all gains or losses arising from or related to the consummation of the transactions contemplated by this Agreement. Buyer shall indemnify and hold harmless Seller and its Affiliates from and against any Tax Losses attributable to such gains and losses from the ordinary business operations of the Tejas Companies."

(l)	Section 12.1(c)(iv) of the PSA is hereby amended, revised and modified in its entirety to read as follows:

"(iv)    In no event shall Seller ever be required to indemnify the Buyer Indemnitees for Losses under Section 12.1(a), or to pay any other amount in connection with or with respect to the transactions contemplated by this Agreement (excluding the Related Agreements and the transactions contemplated thereby) in any amount exceeding, in the aggregate (x) $75,000,000 other than in the case of a breach of any of the Special Provisions or (y) $750,000,000 in the case of breaches of the Special Provisions."

(m)	Section 12.1(e) of the PSA is hereby amended, revised and modified in its entirety to read as follows:

"(e)    Survival. All of the representations and warranties of the Parties set forth in this Agreement, and the obligations set forth in this Article 12, shall survive the Closing. Notwithstanding the foregoing sentence, after Closing, any assertion by any Person that Seller or Buyer is liable for indemnification under the terms of Section 12 of this Agreement, must be made in writing and must be given to the indemnifying Party on or prior to December 3, 2002, except that (i) any claim arising from a breach of Section 4.10 must be given to Seller on or before the Tax Statute of Limitations Date and (ii) any claim arising from a breach of any of the other Special Provisions must be given to Seller on or before the applicable statute of limitations date. Any claim for indemnification under Sections 12.1(a)(iii), (iv) or (v) may be asserted at any time following the Closing, without regard to limitations imposed by Law."

(n)	Section 12.1(f) of the PSA is hereby amended, revised and modified to include the following words at the beginning of such section:

"Except as set forth in Section 7.13(c) and,"

2.   Miscellaneous

(a)

Limited Amendment; Ratification. The terms and provisions set forth in this Supplement shall modify and supersede all terms and provisions set forth in the PSA which are inconsistent with this Supplement and except as herein modified and superseded, the terms and provisions of the PSA are ratified and confirmed and continue in full force and effect.

(b)	GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF TEXAS, WITHOUT REGARD TO ITS CONFLICT OF LAWS RULES OR PRINCIPLES.

(c)

Further Assurances. From time to time following the Closing, at the request of either Party and without further consideration, the other Party shall execute and deliver to such requesting Party such instruments and documents and take such other action (but without incurring any material financial obligation) as such requesting Party may reasonably request to consummate more fully and effectively the transactions contemplated hereby.

(d)	Counterparts. This Agreement may be executed by the Parties in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same agreement.

[signature page follows]

IN WITNESS WHEREOF, the Parties have executed this First Supplement to the Purchase and Sale Agreement, or caused this First Supplement to the Purchase and Sale Agreement to be executed by their duly authorized representatives, all as of the 28th day of February 2002.

"SELLER"

INTERGEN (NORTH AMERICA), INC.

By:	/s/ SUSAN GONZALEZ

Name:	Susan Gonzalez

Title:	Asst. Secretary

"BUYER"

KINDER MORGAN ENERGY PARTNERS, L.P.

By:	Kinder Morgan G.P., Inc.,
its General Partner

By:	Kinder Morgan Management, LLC,
its Delegate

By:	/s/ DAVID G. DEHAEMERS, JR.

Name:	David G. Dehaemers, Jr.

Title:	Vice President – Corporate Development